Exhibit 99.8

Interim condensed consolidated financial statements of

QUANTUM eMOTION CORP.

Three-month and nine-month periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF ITERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed financial statements for all periods presented, the statements must be accompanied by a notice indicating that the interim condensed consolidated financial statements have not been reviewed by an auditor. The accompanying condensed financial statements of the Company have been prepared by management and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the period ended September 30, 2025, included in these interim condensed consolidated financial statements.

QUANTUM eMOTION CORP.

Table of Contents

Page

Interim condensed consolidated financial statements
Interim condensed consolidated statements of Financial Position	1
Interim condensed consolidated statements of Loss and Comprehensive Loss	2
Interim condensed consolidated statements of Changes in Shareholders’ Equity	3
Interim condensed consolidated statements of Cash Flows	4
Notes to the interim condensed consolidated financial statements	5 - 12

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Financial Position

(Unaudited, in Canadian dollars)

	Notes	September 30, 2025	December 31, 2024

Assets		$	$
Current assets:
Cash		471,210	1,359,406
Taxes receivable		72,201	46,677
Prepaid expenses and other		53,879	34,642
Investments	3	24,241,323	87,335
		24,838,613	1,528,060

Non-current assets:
Investments	3	907,751	-
Intangible assets	4	312,660	329,389
Property, plant and equipment	4	9,547	-
Right-of-use asset		60,270	-
Total assets		26,128,841	1,857,449

Liabilities and Shareholders’ Equity			473,254
Current liabilities:
Accounts payable and accrued liabilities		494,924
Current portion of lease obligation		36,952
Total current liabilities		531,876	473,254

Non-current liabilities:
Lease obligation		23,317	-
Loan payable	5	-	46,352
Total liabilities		555,193	519,606

Shareholders’ Equity
Share capital	6	32,482,722	15,471,282
Warrants	6	10,707,889	454,877
Contributed surplus	6	5,067,729	1,540,107
Deficit		(22,684,693)	(16,128,423)
		25,573,647	1,337,843
Total liabilities and shareholders’ equity		26,128,840	1,857,449

Nature of operations

See accompanying notes to interim condensed consolidated financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO

“Marc Rousseau”
Marc Rousseau	CFO

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Loss and Comprehensive Loss
(Unaudited, in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
Notes		2025	2024	2025	2024
Expenses		$	$	$	$
Research and development		345,146	195,246	863,648	655,406
General and administrative		510,614	363,078	1,551,642	1,025,325
Marketing and selling		363,436	18,848	624,074	70,107
Share-based payments		647,422	13,831	3,773,687	59,960
		1,866,618	591,003	6,813,051	1,810,798
Other items
Amortization and depreciation	4	6,416	5,607	18,182	16,699
Net financial (income) expense	8	(185,535)	793	(274,963)	(9,512)
		(179,119)	6,400	(256,781)	7,187
Net loss and comprehensive loss		1,687,499	597,403	6,556,270	1,817,985
Basic loss per share		0.008	0.004	0.036	0.013
Basic weighted average number of common shares outstanding		201,738,970	137,438,064	183,617,509	137,438,064
Diluted loss per share		0.008	0.004	0.033	0.013
Diluted weighted average number of common shares outstanding		219,418,484	137,438,064	198,754,021	137,438,064

See accompanying notes to interim condensed consolidated financial statements.

QUANTUM eMOTION CORP.

Interim condensed consolidated statements of Shareholders’ Equity

(Unaudited, in Canadian dollars)

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributeds surplus	Deficit	Total equity
				$		$	$	$	$
Balance as of December 31, 2023		135,502,838	-	13,413,478	-	-	1,165,145	(13,159,685)	1,418,938

Units’ issuance	6	14,998,000	-	749,900	(19,900)	-	-	-	730,000
Units’ issuance costs	6	-	-	(1,000)	-	-	-	-	(1,000)
Share-based payments	6	-	-	-	-	-	59,960	-	59,960
Net loss		-	-	-	-	-	-	(1,817,985)	(1,817,985)
Balance as of September 30, 2024		150,500,838		14,162,378	(19,900)	-	1,225,105	(14,977,670)	389,913

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Total equity
				$		$	$	$	$
Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	(16,128,423)	1,337,843

Units’ issuance	6	21,333,333	-	11,746,988	-	10,253,012	-	-	22,000,000
Units’ issuance costs	6	-	-	(1,668,201)	-		-	-	(1,668,201)
Exercise of warrants	6	15,319,999	(50,000)	6,358,526	(8,688)	-	-	-	6,349,838
Exercise of options		1,812,500	-	582,815	-	-	(246,065)	-	336,750
Share-based expense		-	-	-	-	-	3,773,687	-	3,773,687
Net loss		-	-	-	-	-	-	(6,556,270)	(6,556,270)
Balance as of September 30, 2025		203,118,670	-	32,482,722	-	10,707,889	5,067,729	(22,684,693)	25,573,647

QUANTUM eMOTION CORP.
Interim condensed consolidated statements of Cash Flows
(Unaudited, in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Notes	2025	2024	2025	2024

Operating activities		$	$	$	$
Net loss		(1,687,499)	(597,403)	(6,556,270)	(1,817,985)
Adjustments to net loss for non-cash items
Share-based payments	6	647,422	13,831	3,773,687	59,960
Amortization and depreciation	4	6,416	5,607	18,182	16,699
Accretion expense (reversal)		-	1,396	-	4,911
Change in fair value of investments		-	-	-	4,629
Gain on derecognition	5	(6,352)	-	(6,352)	-
Net changes in non-cash working capital items
Taxes receivable		22,283	8,870	(25,524)	22,576
Accounts receivable		26,377	-	-	1,437
Prepaid expenses and other		3,034	(19,115)	(19,600)	2,517
Accounts payable and accrued liabilities		(8,672)	23,878	21,371	120,509
		(998,348)	(562,936)	(2,794,506)	(1,584,747)

Investing activities
Additions to property, plant, equipment	4	(5,484)	-	(11,000)	-
Purchase of investments		(2,214,279)	(1,997)	(25,148,911)	(34,628)
Proceeds from sale of investments		372	400,000	47,544	759,484
		(2,219,391)	398,003	(25,112,367)	724,856

Financing activities
Proceeds from issuance of units	6	-	-	22,000,000	749,900
Proceeds from loan payable		-	54,668		54,668
Share issuance costs	6	-	-	(1,668,201)	(1,000)
Exercise of options		90,000	-	336,750	-
Exercise of warrants		2,460,171	-	6,349,837	-
		2,550,171	54,668	27,018,386	803,568

Increase (decrease) in cash		(667,568)	(110,764)	(888,187)	56,323
Cash, beginning of period		1,138,777	369,568	1,359,406	315,626

Cash, end of period		471,210	259,303	471,210	259,303

See accompanying notes to interim condensed consolidated financial statements.

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

1.	Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and subsequent commercialization of cybersecurity solutions.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared by management in accordance with IAS 34 Interim financial reporting and using the same accounting policies and methods of computation as those used in preparing the audited annual consolidated financial statements for the year ended December 31, 2024. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2024, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB.

The Board of Directors approved and authorized for issue, these interim condensed consolidated financial statements on November 25, 2025.

3.	Investments

	September 30,	December 31,
	2025	2024
Current investments, at amortised cost	$	$

Guaranteed investment certificates having a principal of $12,500,000 and accrued interest of $156,825, non-redeemable, bearing interest between 3.20% and 3.26% per annum, maturing at various dates between March 28, 2026 and July 11, 2026	12,656,823	-

Investment account, including accrued interest of $186,871 (2024 - $Nil), redeemable, bearing interest at 2.75% per annum	10,186,871	87,335

Commercial deposit, having a principal of USD $1,000,000, bearing interest at interest 3.30% per annum, maturing on December 3, 2025	1,397,629	-

Balance, end of period	24,241,323	87,335

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

	September 30,	December 31,
	2025	2024
Non-current investments, at FVOCI	$	$

Investment in equity instruments of Greybox Solutions Inc.	350,000	-

Investment in Krown Technologies, being a convertible debenture with a principal of USD $400,000, bearing interest at 7% per annum after a three-month grace period, and maturing on September 2, 2028. The debenture is convertible in a 10% ownership percentage: i) automatically upon the occurrence of a Launch Event or ii) at maturity. Subsequent to quarter-end, the Lauch Event occurred, which triggered the conversion into 10% ownership	557,751	-

Balance, end of period	907,751	-

The Company designated the investments shown above as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long-term for strategic purposes. No strategic investments were disposed of during the period and there were no transfers of any cumulative gain or loss within equity relating to these investments.

Management assessed that the transaction price of the investments at FVOCI were still an appropriate estimate of their fair value as of September 30, 2025.

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

4.	Intangible assets and Property, plant and equipment

	Computer Hardware	Licenses	Rights on royalties	Total
Cost	$	$	$	$
December 31, 2024	-	446,112	350,000	796,112
Additions	11,000	-	-	11,000
Derecognition	-	-	(350,000)	(350,000)
September 30, 2025	11,000	446,112	-	457,112

Accumulated amortization and impairment
December 31, 2024	-	116,723	350,000	466,722
Additions	1,453	16,729	-	18,182
Derecognition	-	-	(350,000)	(350,000)
September 30, 2025	1,453	133,452	-	134,905
Net book value
December 31, 2024	-	329,389	-	329,389
September 30, 2025	9,547	312,660	-	322,207

5.	Loan payable

	September 30, 2025	December 31, 2024
	$	$
Balance at the beginning of the period	46,352	40,000
Payment of loan against investments	(40,000)
Gain on derecognition	(6,352)
Accretion expense	-	6,352
Balance at the end of the period	-	46,352

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

6.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of:

●	voting Class A preferred shares
●	voting Class B preferred shares
●	voting Class C preferred shares
●	voting Class D preferred shares
●	special shares (non-voting)
●	common shares (voting)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

(b)	Issued and outstanding

On June 2, 2025, the Company completed a brokered LIFE financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs of $857,178, which include a broker fee of 6.0% as well as legal and listing costs, were recorded in the second quarter of 2025. In addition, the Company issued 320,000 warrants representing 4% of the units issued to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.66 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

Unit issuance costs of $811,413, which include a broker fee of 6.5% as well as legal and listing costs, were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of

2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

	June 2, 2025	February 24, 2025
Share price	$1.50	$0.75
Expected volatility	160.46%	156.08%
Risk-free interest rate	2.62%	2.62%
Expected average life	3.00	3.00
Exercise price	$1.82	$1.10

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025. Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 14,998,000 units at a price of $0.05 per unit for gross proceeds of $730,000 ($19,900 to be issued in April 2024). Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024. Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024.

As at September 30, 2025, no dividends were declared or unpaid (December 31, 2024 – $Nil).

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

(c)	Stock options

The Company’s share options are as follows for the reporting periods presented:

	September 30, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance outstanding, beginning of period		$		$
	10,452,237	0.15	9,139,737	0.13
Granted	6,645,000	0.83	1,850,000	0.20
Exercised	(1,812,500)	0.18	(250,000)	0.09
Cancelled / Expired	(1,300,000)	0.17	(250,000)	0.12
Forfeited	-	-	(37,500)	0.10
Balance outstanding, end of period	13,984,737	0.48	10,452,237	0.14
Balance exercisable, end of period	10,854,737	0.37	8,791,612	0.14

Shareholders approved an increase to the Company’s stock option pool to 24,750,000 options from 15,000,000 at the Company’s Annual General Meeting held on June 26, 2025. This increase was also approved by the TSX Venture Exchange.

The weighted average share price at date of exercise for options exercised during the 3-month and 9-month periods, respectively was $1.17 (September 2024, $Nil) and $1.25 (September 2024, $Nil).

The weighted average remaining contractual life for options outstanding on September 30, 2025, is 6.60 years (December 31, 2024 – 4.64 years).

Non-cash, share-based compensation recognized under the plan amounted to $647,422 and $3,773,687 respectively, for the three-month and nine-month periods ending September 30, 2025 (2024 - $13,831 and $59,959). Share-based compensation is provided to officers, employees and consultants and related to general and administrative expenses.

The weighted average fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following weighted average assumptions:

September 30, 2025
Average share price at date of grant	$1.31
Expected dividends	-
Expected volatility	164.86%
Risk-free interest rate	3.08%
Expected average life	9.76
Average exercise price at date of grant	$0.88
Average fair value at measurement date	$0.87

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

(d)	Share purchase warrants

The Company’s warrant movement for the nine-month period ended September 30, 2025, (September 30, 2024, 15,000,000 at an exercise price of $0.15) is as follows:

	Number of warrants	Weighted average exercise price
		$
Balance outstanding, beginning of period	16,050,000	0.17
Warrants issued	22,319,999	1.36
Warrants exercised	(15,269,999)	0.42
Balance outstanding, end of period	23,100,000	1.16

7.	Related party transactions

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows:

●	Management compensation of $54,000 to LVR Capital, a company owned by the Chief Financial Officer. As at September 30, 2025, $6,000 (December 2024 – $6,000) was due to that company.
●	Management compensation of $225,000 to Aurakle Research, a company owned by the Chief Executive Officer. As at September 30, 2025, $111,175 (2024 – $161,306) was due to that company.
●	Director’s fees of $22,500; and IT related fees of $65,968 to Baystream Corporation, a company owned by a Director. As at September 30, 2025, $2,500 (2024 – $17,680) was due to that company.
●	Director’s fees of $22,500 and consulting fees of $28,250 to Red River Solutions a company owned by a Director. As at September 30, 2025, $12,785 (2024 – $7,875) was due to that company.
●	Director’s fees of $22,500 to SLT Solutions, a company owned by a Director. As at September 30, 2025, $15,000 (2024 – $7,500) was due to that company.
●	Management compensation of US $72,000 and Management fees of US $22,500 to CyberDef LLC, a company owned by a Director. As at September 30, 2025, US $19,500 (2024 – US $7,500) was due to that company.
●	Research and development costs of $442,782 to Fileglobal, a company owned by a Director. As at September 30, 2025, $27,254 (2024 – $25,775) was due to that company.

QUANTUM eMOTION CORP.
Notes to the interim condensed consolidated financial statements
Periods ended September 30, 2025, and 2024
(Unaudited, in Canadian dollars)

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period of key management (including the amounts above) is as follows:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Research & development	168,231	104,684	442,782	350,081
Management salaries	142,763	66,396	378,195	271,898
Director’s fees & other costs	61,199	30,000	127,188	60,000
Other fees	26,946	50,048	65,968	111,139
Share based payments	6,485	7,782	2,407,963	29,132
	405,624	258,909	3,422,096	822,250

8.	Net financial (income) expense

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Financial income	(216,307)	(1,997)	(302,874)	(14,280)
Change in fair value of investments	-	-	-	(4,629)
Financial expense	27,667	1,640	17,261	8,011
Foreign currency loss	3,108	1,150	10,650	1,386
	(185,535)	793	(274,963)	(9,512)

9.	Comparative figures reclassification

In the interim condensed consolidated statements of loss and comprehensive loss and statements of cash flows, some comparative figures for the three-month and nine-months periods ended September 30, 2024, have been reclassed to conform to the presentation adopted for the three-month and nine-months periods ended September 30, 2025.

10.	Subsequent Event

Subsequent to quarter-end, the Company issued 12,120,000 shares in consideration for $11,621,200 following the exercise of warrants.